July 12, 2019

Samer Tawfik
President, Chief Executive Officer and Chairman
LMP Automotive Holdings Inc.
601 N. State Road 7
Plantation, FL 33317

       Re: LMP Automotive Holdings Inc.
           Registration Statement on Form S-1
           Filed June 18, 2019
           File No. 333-232172

Dear Mr. Tawfik:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 18, 2019

Reorganization and Securities Issuances, page 3

1. We understand that you have offered shares and convertible promissory notes in private placements that began before you filed this registration statement, and your disclosure on page 34 states that you intend to continue offering shares and convertible promissory notes until this offering closes. Because it appears that you relied upon Rule 506(b) of
       Regulation D to conduct the private placement at the same time you made offers under
       Regulation A, please provide us with a detailed analysis of how your private placement complies with the prohibition found in Rule 506(b) on general solicitation or advertising to market securities. Please also tell us how you intend to continue the offering under
       Regulation D at the same time you make offers under this registration statement. In this regard, to conduct a concurrent offering under Rule 506(b), you must be able to conclude
 Samer Tawfik
FirstName LastNameSamer Inc.
LMP Automotive Holdings Tawfik
Comapany NameLMP Automotive Holdings Inc.
July 12, 2019
July 12, 2019 Page 2
Page 2
FirstName LastName
         that the purchasers in the Rule 506(b) offering were not solicited by your publicly filed offering statement and registration statement. For guidance, see Securities Act Release
         No. 8828 (Aug. 3, 2007).
Summary Consolidated Financial Data, page 6

2. Please correct the typographical error related to the fiscal 2017 amount of property, equipment and leasehold improvements, net. The disclosed amount of $158,659 does not agree to the audited consolidated balance sheet amount of $185,659. Risk Factors
Risks Related to This Offering and Ownership of our Common Stock "Anti-takeover provisions in our charter documents and under Delaware law . . ..", page 24

3. We note your disclosure that your Certificate of Incorporation and Bylaws include provisions that, among other things, "restrict the forum for certain litigation against [you]
         to Delaware," but we were unable to find these provisions in your organizational documents. Please revise your disclosure for consistency, or direct us to the location of these exclusive forum provisions in your organizational documents. If your organizational documents include exclusive forum provisions, please clearly disclose whether these provisions apply to federal securities law claims. Your Certificate of Incorporation or Bylaws should also clearly state, if true, that the provisions do not apply to federal securities law claims. If the exclusive forum provisions do apply to federal securities law claims, please also disclose that, by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, if applicable, please provide risk factor disclosure related to the exclusive forum provisions, including but not limited to, costs to bring a claim, and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Capitalization, page 31

4. Please ensure the amount for total capitalization excludes the amount for cash and cash equivalents as it is not a component of capitalization.
5. Clarify for us how you calculated $78 pro forma par value of common stock. In this regard, tell us why the amount would not be $73, based on the number of shares outstanding post offering, taking into consideration the repurchase of 53,600 shares and the 18,500,000 shares that will be cancelled. Please also address this comment in your post offering par value calculation, assuming the exercise of the over-allotment.
Dilution , page 32

6. Please show us how you calculated the pro forma as adjusted net tangible book value per share, and dilution in pro forma net tangible book value per share, assuming the exercise
 Samer Tawfik
FirstName LastNameSamer Inc.
LMP Automotive Holdings Tawfik
Comapany NameLMP Automotive Holdings Inc.
July 12, 2019
July 12, 2019 Page 3
Page 3
FirstName LastName
         of the over-allotment option.
7. Please revise your disclosure to clarify, if true, that a $1.00 increase in the offering price would increase the dilution to new investors by $0.84 per share. Similarly, clarify within your disclosure, if true, that a 1 million share increase would decrease the dilution to new investors by $0.40 per share.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Quarter Ended March 31, 2019 Compared to Quarter Ended March 31, 2018 Revenues, page 38

8. We note your disclosure here that revenues in 2019 include $172,433 from your rental program and $292,422 from your subscription program, and your disclosure elsewhere that revenues in 2018 include $539,952 from your rental program and $356,323 from your subscription program. Please disclose whether you expect your subscription program or rental program to contribute a larger percentage of revenue in future financial periods and, given that you do not expect sales of pre-owned vehicles to continue at historical levels, whether these sources of revenue are expected to offer you sufficiently liquidity to finance your operations
Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017 Revenues, page 40

9. We note your disclosure that the increase in costs of revenues included $889,388 of costs of revenues for rental revenues and subscription fees in 2018. Please clarify the portion of increased costs contributed by rental revenues and the portion contributed by subscription fees.
Business
Our Current Business, page 43

10. We note your disclosure that your fleet consists of 215 automobiles, of which 118 are offered for subscription, and that your current facility contains storage for 10 vehicles on the interior and up to 90 vehicles on the exterior. Considering that you currently have only 118 vehicles for subscription, and that your facility can store only up to 100 vehicles, please provide further detail supporting your statement that you expect you can facilitate over 1,000 subscribers in your current facility. In this regard, tell us how many subscribers you currently have at this facility, in order to give proper context to this statement.
Industry Overview, page 44

11. Please provide support for the following statements, or disclose that they are management's opinions or beliefs:
 Samer Tawfik
FirstName LastNameSamer Inc.
LMP Automotive Holdings Tawfik
Comapany NameLMP Automotive Holdings Inc.
July 12, 2019
July 12, 2019 Page 4
Page 4
FirstName LastName
             "Consumer confidence and employment are currently at a 17-year high;"

             "Sales of 'off-lease vehicles,' or automobiles that are resold after being leased, have increased steadily from 17% growth in 2010 to nearly 25% in 2017;"

             "The subscription model has been widely adopted in several different sectors, such as consumer goods, streaming media and data cloud services. Driven by consumer demand, the automobile industry has begun adopting a subscription model as an alternative to ownership and leasing;"

             "In 2017, the U.S. automotive industry generated approximately $1.2 trillion in sales, which represented approximately 21% of the U.S. retail economy;"

             "The pre-owned automobile retail industry is highly fragmented. Currently, there are approximately 43,000 used car dealerships in the U.S., with the largest dealer compromising [sic] approximately 1.7% of the market in the United States;" and

             "Automobile-related companies that operate through an Internet-based business model are demonstrating significant growth."
Description of Capital Stock, page 67

12. We note your disclosure here that "[i]mmediately following the closing of this offering, and giving effect to the cancellation of 18,500,000 shares currently held by Samer Tawfik,
         . . . [you] will have 7,381,694 shares of common stock issued and outstanding." We also note your disclosure in footnote 3 to the table on page 31 that the number of outstanding shares of common stock after completion of the offering "was derived from 24,506,694 shares of common stock outstanding as of May 31, 2019, less 18,500,000 shares previously beneficially owned by Samer Tawfik that were cancelled for no consideration." Please clarify the circumstances surrounding the cancellation of Mr.
         Tawfik's shares, including a brief description of the terms of the cancellation, and whether he currently holds the shares or if the shares have already been cancelled. Please provide cross-references to this disclosure under your discussion of Related Party transactions and
         Changes in Control. In doing so, please reconcile the fact that Mr. Tawfik has also expressed an indication of interest to purchase shares in this offering.
Inventory , page F-8

13. We note you depreciate your fleet inventory monthly based on 1% of initial cost starting in 2018 concurrent with your launch of the subscription and rental businesses. Please explain to us how management arrived at the determination of the useful life of the fleet.
         Clarify for us how long management intends to hold these assets.
 Samer Tawfik
LMP Automotive Holdings Inc.
July 12, 2019
Page 5
14. Please explain to us why your used car inventory that is offered for sale is classified together with the fleet inventory that are offered as part of your subscription and rental businesses. Tell us your basis for combined presentation, and whether you considered separately classifying these assets on your balance sheet or disclosing them separately within the footnotes along with related impairment and depreciation, respectively.
Note 2 - Summary of Significant Accounting Policies
Subscription Revenue, page F-10

15. Please provide us with your accounting analysis that supports recognizing subscription revenue upon delivery to a customer as opposed to recognizing subscription revenue prospectively over the subscription period. An example of a representative subscription arrangement and the provision in ASC 606 that supports your treatment would facilitate our review.
16. We note the Company's subscription plan includes scheduled maintenance and, in certain cases, insurance. Please summarize for us how a representative subscription plan provides for coverage and whether it is a separate deliverable. Please also tell us how you considered whether your subscription plans have one or more than one performance obligation, and provide the basis for your conclusion using the relevant literature from
      ASC 606.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or James Allegretto,
Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff
Attorney, at 202-551-2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameSamer Tawfik
                                                             Division of
Corporation Finance
Comapany NameLMP Automotive Holdings Inc.
                                                             Office of Consumer
Products
July 12, 2019 Page 5
cc:       Ali Panjwani
FirstName LastName